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                           December 15, 2022

       Tan Tran
       President and Chief Executive Officer
       Vemanti Group, Inc.
       7545 Irvine Center Dr., Ste 200
       Irvine, CA 92618

                                                        Re: Vemanti Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 7,
2022
                                                            File No. 333-268712

       Dear Tan Tran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at (202) 551-3552 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance